

KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

BY COURIER



03022086

Our Ref : KLK/SE

5 May 2003

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Kuala Lumpur Stock Exchange, Malaysia for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
4 April 2003	Acquisition of new subsidiary, B.K.B. Europa SARL
8 April 2003	Acquisition of new subsidiary, Brecon Holdings Sdn Bhd
18 April 2003	Listed Companies Crop March 2003
	CHANGES IN SUBSTANTIAL SHAREHOLDERS'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
9 April 2003	Batu Kawan Berhad
11 April 2003	Dato' Lee Oi Hian
11 April 2003	Dato' Lee Hau Hian
11 April 2003	Dato' Lee Soon Hian
11 April 2003	Di-Yi Sdn Bhd
11 April 2003	Elionai Sdn Bhd
11 April 2003	High Quest Holdings Sdn Bhd
11 April 2003	Wan Hin Investments Sdn Bhd & Group
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT, 1965
11 April 2003	Dato' Lee Oi Hian
11 April 2003	Dato' Lee Hau Hian
11 April 2003	Dato' Lee Soon Hian

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Kindly acknowledge receipt of the enclosures at the e-mail address stanleylim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD





[J. C. Lim]
Company Secretary

cc JP Morgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention : Ms Tintin Subagyo

sh/adr/apr



Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 04/04/2003 04:08:02 PM
Reference No KL-030404-C06FA

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Kuala Lumpur Kepong Berhad
*	Stock name	: KLK
*	Stock code	: 2445
*	Contact person	: J. C. Lim
*	Designation	: Company Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
NEW SUBSIDIARY
B.K.B. EUROPA SARL

* **Contents :-**

Kuala Lumpur Kepong Berhad wishes to announce that its wholly-owned subsidiary, KLK Overseas Investments Limited has incorporated a new company, B.K.B. Europa SARL in France, with an issued and paid-up share capital of 8000 Euros represented by 800 shares with a nominal value of 10 Euros each. This wholly-owned subsidiary is currently non-operational.

The proposed principal acitivity of B.K.B. Europa SARL is the marketing of wood based products.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

sh



Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 08/04/2003 03:21:26 PM

Reference No KL-030408-25723

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

NEW SUBSIDIARY :
BRECON HOLDINGS SDN BHD (606044-H)

* **Contents :-**

We wish to advise that KL-Kepong Property Holdings Sdn Bhd, a wholly-owned subsidiary of Kuala Lumpur Kepong Berhad, has acquired a shelf company namely, Brecon Holdings Sdn Bhd ("Brecon").

This new wholly-owned subsidiary has an issued and paid-up capital of RM2 and is currently non-operational. Brecon intends to carry on the business of renting out storage and office space.

fsc

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 18-04-2003 12:30:11 PM
Reference No KL-030418-8A3E4

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J C Lim**
* Designation : **Company Secretary**

* Type : ● Announcement ○ Reply to query

* Subject :
Listed Companies' Crop March 2003

* **Contents :-**

We submit below the crop figures for the month of **March 2003:-**

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2002		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	171,955	176,890	144,859
Rubber (kg)	2,772,823	1,996,560	2,036,290

	2003								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	141,228	110,845	**159,192**						
Rubber (kg)	2,281,312	2,369,233	**1,766,346**						

/gcs



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 09/04/2003 11:19:30 AM
Reference No KL-030409-1FEFE

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Batu Kawan Berhad**
* Address : **Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
* NRIC/passport no/company no. : **6292-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **03/04/2003**	* **139,000**	
Acquired	**04/04/2003**	**320,000**	
Acquired	**07/04/2003**	**38,000**	

* Circumstances by reason of which change has occurred : **Bought in open market**
* Nature of interest : **Direct**

Direct (units) : **323,128,000**
Direct (%) : **45.51**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

*	**Total no of securities after change**	: **323,128,000**
*	Date of notice	: **09/04/2003**
	Remarks **sh**	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11/04/2003 08:55:48 AM
Reference No KL-030411-3F6C4

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Dato' Lee Oi Hian**
*	Address	: **55 Jalan Kelab Golf, 30350 Ipoh**
*	NRIC/passport no/company no.	: **510207-08-5743**
*	Nationality/country of incorporation	: **Malaysian**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **03/04/2003**	* **139,000**	
Acquired	**04/04/2003**	**320,000**	
Acquired	**07/04/2003**	**38,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	: **48,000**
	Direct (%)	: **0.01**
	Indirect/deemed interest (units)	: **327,238,000**
	Indirect/deemed interest (%)	: **46.09**

* **Total no of securities after change** : **327,286,000**

* Date of notice : **09/04/2003**

Remarks :
sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11/04/2003 08:56:00 AM
Reference No KL-030411-3F6C5

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no.	:	**531016-08-6041**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **03/04/2003**	* **139,000**	
Acquired	**04/04/2003**	**320,000**	
Acquired	**07/04/2003**	**38,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**327,238,000**
Indirect/deemed interest (%)	:	**46.09**

* **Total no of securities after change** : **327,293,500**
* Date of notice : **09/04/2003**

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11/04/2003 08:56:04 AM
Reference No KL-030411-3F6C6

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Kuala Lumpur Kepong Berhad**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**J.C. Lim**
*	Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

*	Name	:	**Dato' Lee Soon Hian**
*	Address	:	**11 Jalan Gopeng, 30250 Ipoh**
*	NRIC/passport no/company no.	:	**570807-08-6365**
*	Nationality/country of incorporation	:	**Malaysian**
*	Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

	Type of transaction		Date of change		No of securities	Price transacted (RM)
*	**Acquired**	*	**03/04/2003**	*	**139,000**	
	Acquired		**04/04/2003**		**320,000**	
	Acquired		**07/04/2003**		**38,000**	

*	Circumstances by reason of which change has occurred	:	**Deemed Interest**
*	Nature of interest	:	**Indirect**
	Direct (units)	:	
	Direct (%)	:	
	Indirect/deemed interest (units)	:	**327,238,000**
	Indirect/deemed interest (%)	:	**46.09**

* **Total no of securities after change**	:	**327,238,000**
* Date of notice	:	**09/04/2003**
Remarks **sh**	:	



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11/04/2003 08:56:24 AM
Reference No KL-030411-3F6CA

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Di-Yi Sdn Bhd**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **174554-M**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **03/04/2003**	* **139,000**	
Acquired	**04/04/2003**	**320,000**	
Acquired	**07/04/2003**	**38,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **327,238,000**

Indirect/deemed interest (%) : **46.09**

* **Total no of securities after change** : **327,238,000**

* Date of notice : **09/04/2003**

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11/04/2003 08:56:28 AM
Reference No KL-030411-3F6CB

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Elionai Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **176000-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **03/04/2003**	* **139,000**	
Acquired	**04/04/2003**	**320,000**	
Acquired	**07/04/2003**	**38,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **327,238,000**

Indirect/deemed interest (%)	:	**46.09**
* **Total no of securities after change**	:	**327,238,000**
* Date of notice	:	**09/04/2003**
Remarks	:	

sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **11/04/2003 08:56:33 AM**
Reference No **KL-030411-3F6CC**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **High Quest Holdings Sdn Bhd**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **178504-D**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **03/04/2003**	* **139,000**	
Acquired	**04/04/2003**	**320,000**	
Acquired	**07/04/2003**	**38,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **327,238,000**



Indirect/deemed interest (%) : **46.09**

* **Total no of securities after change** : 327,238,000

* Date of notice : 09/04/2003

Remarks :
sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11/04/2003 08:56:37 AM
Reference No KL-030411-3F6CD

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Wan Hin Investments Sdn Bhd & Group**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **3117-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **03/04/2003**	* **139,000**	
Acquired	**04/04/2003**	**320,000**	
Acquired	**07/04/2003**	**38,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) : **3,750,000**
Direct (%) : **0.53**
Indirect/deemed interest (units) : **323,488,000**

Indirect/deemed interest (%)	:	**45.56**
* **Total no of securities after change**	:	**327,238,000**
* Date of notice	:	**09/04/2003**
Remarks	:	

sh

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11/04/2003 08:56:17 AM
Reference No KL-030411-3F6C9

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30250 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 03/04/2003	* 139,000	5.646
Acquired	04/04/2003	320,000	5.600
Acquired	07/04/2003	38,000	5.596

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of securities after change :
Direct (units) : **48,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **327,238,000**
Indirect/deemed interest (%) : **46.09**
* Date of notice : **09/04/2003**

Remarks :

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11/04/2003 08:56:11 AM
Reference No KL-030411-3F6C8

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **03/04/2003**	* **139,000**	**5.646**
Acquired	**04/04/2003**	**320,000**	**5.600**
Acquired	**07/04/2003**	**38,000**	**5.596**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of securities after change :
Direct (units) : **55,500**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **327,238,000**
Indirect/deemed interest (%) : **46.09**
* Date of notice : **09/04/2003**

Remarks :



Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11/04/2003 08:56:08 AM
Reference No KL-030411-3F6C7

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of director
* Name : **Dato' Lee Soon Hian**
* Address : **11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **03/04/2003**	* **139,000**	**5.646**
Acquired	**04/04/2003**	**320,000**	**5.600**
Acquired	**07/04/2003**	**38,000**	**5.596**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of securities after change :
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **327,238,000**
Indirect/deemed interest (%) : **46.09**
* Date of notice : **09/04/2003**

Remarks :